July 24, 2008

  VIA EDGAR AND FACSIMILE

  Mr. Russell Mancuso
  United States Securities and Exchange Commission
  Division of Corporation Finance
  100 F Street
  Washington, DC 20549

  Re:  NewCardio, Inc.
  Registration Statement on Form S-1 Amendment No. 3
  Filed June 23, 2008
  File No. 333-149166

  Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the July 9, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 4) (the “Amended Form S-1/A (No. 4)”) to conform the Amended Form S-1/A (No. 4) to the Commission’s comments in its above-referenced letter.

Prospectus Summary. page 1

1.
We note your response to prior comment 2 that you have sufficient capital resources for operations into the first half of 2009 even if the warrants are not exercised; however, the last sentence of the third paragraph of your disclosure under “Our Business” on page 1 indicates that you may not have sufficient funds to support current operations if the warrants are not excised. Please reconcile.

Response:

The Company has clarified its disclosure and removed reference to the warrants.

Risk Factors. page 3

Securities and Exchange Commission
July 24, 2008

Our Common Stock…, page 7

2.
Please tell us the basis for your statement that your reporting obligations will be suspended if your securities are “registered pursuant to section 12,” given the requirements of section 13(a) of the 1934 Act.

Response:

The Company has removed the statement regarding suspension requirements of Section 12.

There are certain anti-takeover provisions, page 9

3.
We note your statement in the last sentence that there are no other anti-takeover provisions. Please tell us how the provision in your preferred stock mentioned on page 20 requiring redemption in the event of a change in control does not have an anti-takeover effect.

Response:

The Company has revised the risk factor to disclose that the Series A Preferred Stock has an anti-takeover provision with regard to redemption rights.

The December 27. 2007 Private placement. page 12

4.	We reissue comment 9, in part. Please disclose how your calculations regarding the conversion discount would change if you had used the price at which your shares first traded.

Response:

The Company has included in the calculations in the section ‘The December 27, 2007 Private Placement’ a comparative market value to that used in the financials. This market value of $1.32 per share is the closing price of the Company’s common stock on January 4, 2008, the first day it traded on the Over-the-Counter Bulletin Board with a volume of 6,600 shares.

5.
Regarding the footnote added in response to prior comment 9, it is unclear (1) how the conversion price of debt, presumably established at the time the debt was issued, establishes the market price at the time of conversion, and (2) how this additional consideration, like that mentioned on page F-39, paid at the time of conversion affected your analysis of the “market price” at the time of conversion. Please revise for clarity.

Securities and Exchange Commission
July 24, 2008

Response:

The Company expanded the disclosure in ‘The December 27, 2007 Private Placement’ as follows:

On December 27, 2007, the 5% bridge debt holders converted approximately $173,000 of principal and interest into 242,000 shares of our common stock independently at an agreed-to market price of $0.7125 per share price and this represented a market value.  None of these investors were insiders of the Company. This was an elective conversion and other note holders were repaid in cash at the same time.  All note holders were entitled to warrants; those have been reflected as a cost of the financing; they had no bearing on the December 27, 2007 transaction.

6.
Refer to prior comment 11. We noted your response to our comment but we still have further concerns. Explain to us why debt acquisition costs of $958,000 and the net cash proceeds of $7,242,000 herein do not correspond to those on the cash flow statements on page F-S. Also in this regard, based on your presentation on the cash flow statement, it appears that you have expensed the issuance costs of your preferred stock If that is the case, then please explain to us how you considered the guidance at SAB Topic 5A.

Response:

The $7,342,500 of cash proceeds in the cash flow statements represent monies received in 2007.  There were additional issuance costs accrued at December 31, 2007 and paid in January 2008, resulting in a total cash issuance cost of approximately $958,000 as disclosed in ‘The December 27, 2007 Private Placement’ section of the S-1/A. Total issuance costs were $1,312,534. The balance of the costs is the value of a fee warrant issued in conjunction with the financing.

In conjunction with the changes made in response to question 30, the issuance costs have been recorded as a reduction in the ‘Shares subject to redemption’. The Company has also updated its description of these costs to ‘issuance costs’ rather than ‘debt acquisition costs’.

The Company has also expanded the disclosure in footnote 6 at December 31, 2007 and footnote 3 at March 31, 2008 as follows:

In December 2007, the Company issued 8,200 Series A shares at $1,000 per share to accredited investors in a private placement. The Company received $8,200,000 less issuance costs totaling $1,312,534. Net cash proceeds at December 31, 2007 were $ 7,342,500. The balance of the costs includes an accrual paid in January and the value of a fee warrant issued in conjunction with the financing. The issuance costs have been recorded as a reduction in the ‘Shares subject to redemption’.

7.
We note your added disclosure regarding the lock-up agreement. Please revise so that the disclosure is appropriate for your prospectus. For example, currently the disclosure repeatedly refers to “the undersigned” as if it were copied from a contract. In your revised disclosure, clarify who signed the agreement and the number of securities subject to the lock-up.

Securities and Exchange Commission
July 24, 2008

Response:

The Company has revised its disclosure to identify that the group of shareholders consisted of those who held greater than 300,000 shares of common stock entered into lock-up agreements with the Company, and the Company has revised the language appropriate for a prospectus.

8.
Please reconcile your disclosure regarding the August 31, 2008 deadline for effectiveness of the registration statement with the definition of “Effectiveness Date” in section 1 of your Registration Rights Agreement entered into on December 27, 2007 and the subsequent amendment on February 6, 2008.

Response:

On March 13, 2008 the Company received a waiver permitting it to file S-1/A (No. 1) after completing the SEC Form 10-K, or by April 15, 2008. The waiver adjusted related deadlines so that the definition of “Effectiveness Date”, as defined in the Registration Right Agreement entered into on December 27, 2007 was subsequently set as August 31, 2008 upon a full review by the Securities and Exchange Commission.  This waiver is being filed as an exhibit to the S-1/A No. 4.  Furthermore, the Company does not believe that the subsequent amendment to the Registration Rights Agreement entered on February 6, 2008 affected the definition of “Effectiveness Date”.

Description of Securities, page 20

9.
You disclose in the first paragraph, in response to comment 14, that you have 27,267,233 shares reserved for outstanding stock options and warrants, of which 3,758,730 of those are reserved for grants under the 2004 Equity Incentive Plan.  Since those grants have not been made, please clarify how the stock can be considered “outstanding”.

Response:

The Company has revised the first paragraph to clarify that the grants are not outstanding, but are available for future grant.

10.	Please reconcile the information in your response to prior comment 14 with the disclosure in Part II “Recent Sales of Unregistered Securities” in your registration statement.

Response:

The disclosure in the description of securities was revised as of July 21, 2008 whereby 27,357,233 are reserved for outstanding stock options and warrants and future grants under the 2004 Equity Incentive Plan.  The discrepancy lies within two consulting agreements that the Company has entered into within the previous quarter.  The Company has described them in Item 15. Recent Sales of Unregistered Securities and has attached them as exhibits to the S-1/A (No. 4).

Securities and Exchange Commission
July 24, 2008

The disclosure in Note 9 of the Company’s financial statements is as of December 31, 2007.

	July 21, 2008	December 31, 2007
Warrants*	18,318,627	17,718,627
Non-employee options	1,149,876	796,959
Employee options	4,230,000	3,000,000
Available for grant	3,658,730	5,301,647
Totals	27,357,233	26,817,233

_____________

*The increase of 600,000 in warrants from December 31, 2007 to July 21, 2008 consists of (i) 100,000 in warrants issued to First Montauk Securities Corp., a non-exclusive financial advisor and (ii) 500,000 in warrants is pursuant to a consulting agreement the Company has entered into with JFS Investments, an independent contractor hired to perform investor relation services for the Company, including professional investment community awareness and public market incite.

11.
Please tell us the basis for your conclusions in footnote I of response 34, including how it is consistent with Rule 144(d)(3)(ii). If you expect that the warrants will be exercised on a cashless basis, please revise your liquidity disclosure regarding your receipt of cash proceeds from the exercise.

Response:

The Company has no expectations as to whether the J-A Warrants will be exercised on a cash or cashless basis.  It only has expectations with regard to its liquidity disclosure that the J Warrants will be exercised.

Description of Business. page 22

Cardiac Safety Market…page23

12.
We note your response to comment 15; however, footnote 41 of Release 33-1856 (April 28, 2000) imposes filing obligations on hyperlinked information, even if the hyperlink is intended to be an inactive uniform resource locator. We therefore reissue comment 15.

Response:

The Company has removed the two sections with hyperlinked information.

Product Development Plan. page 26

13.
Please update your disclosure throughout your prospectus. For example, we note your reference in this section to goals before the summer of 2008. If your timetable has changed, please disclose the reasons for the change.

Securities and Exchange Commission
July 24, 2008

Response:

The Company has revised its disclosure to reflect the now-completed studies and has added a paragraph describing a new clinical study that was announced in a press release on July 15, 2008.  As the Company is a development stage company, it presented what it believed was a viable goal at the time.  The change in timeline is a result in the shift of the Company’s policies and development.  Consequently, the Company’s expectations regarding the completion of the studies have changed.

14.	We note your added disclosure that your statements regarding 510(k) clearance are “based on discussions with [your] advisors.” Please name the advisors and file their consent.

Response:

The Company has revised its disclosure to reflect that its beliefs are based on research data and that no diagnostic information relating to specific patient treatment is involved.

Management’s Discussion and Analysis, page 35

Overview, page 35

15.
Refer to your statement that you “have no permission to publicly disclose the results” of your research. Please note that this does not change your disclosure obligations under the federal securities laws. If there is a material risk that your disclosure obligations may cause you to violate your confidentiality agreement it, please disclose as a risk factor the liability that may result from this disclosure.

Response:

The Company acknowledges that it has certain disclosure obligations under federal securities laws, but it does not believe that there is a material risk that its disclosure obligations may cause it to violate its confidentiality agreement.

 Comparison of Results of Operations…, page 36

16.	We note your added disclosure in response to comment 19. In the last sentence on page 36, please specify what you mean by “changing facts and circumstances.”

Response:

As the Company is a development stage company, it considers the impact of changes in our specific industry and in general market conditions that may result in a change in our product development activities.  Consequently, the Company’s expectations may subsequently change.

Securities and Exchange Commission
July 24, 2008

Management and Certain Security Holders, page 42

Directors and Executive Officers, page 42

17.
We note your response to prior comment 21; however, from your disclosure, it is unclear whether the experience you disclose occurred in the past five years. Please revise your disclosure so it is clear what your director’s experience has been during the last five years.

Response:

The Company has revised its disclosure in regards to Mr. Heisch to show that within the past five years, his only duties included serving as a director of Tumbleweed since 2006 and currently serving as a director for the Company.

Certain Relationships and Related Transactions, page 50

18.
We note your response to prior comment 22 that you will pay the amount due when you have sufficient resources; however, it remains unclear when you will pay the amount due. From your response to prior comment 2, it is unclear why you do not have sufficient resources. It is also unclear whether you must pay interest or penalties on the unpaid balance. Please revise your disclosure accordingly.

Response:

The Company has revised its disclosure that it has paid $111,000 following the December 27, 2007 financing and the balance in the first quarter of 2008 due to Dr. George.  The Company also reiterates that it has sufficient capital resources to fund its current level of operating activities, capital expenditures and other obligations into 2009, even if the Series J Warrants are not exercised.

19.
We note your response to prior comment 24. Please describe in this section the material terms of the related-party consulting agreements mentioned in Note 11 to your audited financial statements. Include the termination date of the agreements and the remaining material obligations of the parties.

Response:

There were two agreements:

The Company has revised its disclosure to indicate that the consulting agreement with Mr. Londoner was terminated on October 31, 2007 when Mr. Londoner signed an employment agreement and the Company no longer has any obligations under the consulting agreement.

Securities and Exchange Commission
July 24, 2008

The Company added the following disclosure for Dr. George:

We paid $111,000 following the December 27, 2007 financing and the balance in the first quarter of 2008.  There were no other obligations from the agreement.  Additionally at the time of the settlement agreement we entered into a six-month consulting agreement with Dr. George for the period October 2006 through March 2007, which was Exhibit A to the settlement agreement as filed in Exhibit 10.21. The services of the consulting agreement were similar to Dr. George’s previous responsibilities.

Additionally, in the response to question 20, we added similar disclosures for E4, LLC.

20.
Please tell us the basis for your deletion of the transaction with E4, LLC, given that E4 appears to be a related party. Refer to section 1(b) of the Instructions to Item 404(a) of Regulation S-K. We also reissue comments 25 and 26.

Response:

The Company has revised its disclosure to re-include E4, LLC as a related party, including adding E4, LLC into Footnote 4, Related Party Transactions. It has also added its agreement with E4, LLC as an exhibit.

21.	Please expand your response to prior comment 27 to reflect the one percent reporting threshold in Regulation S-K Item 404(d)(1) and the time periods in instruction 2 to Item 404(d).

Response:

Pursuant to Item 404(d)(1) of Regulation S-K, the Company has re-evaluated the disclosure of transactions with related persons and has removed them based upon the fact that either the transaction did not exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years.

22.
We reissue comment 28, in part. Please disclose the nature and reasons for the amendment to the June 2007 agreement with Mr. Londoner as well as the subsequent amendment releasing the shares from the repurchase right. In addition, please tell us which provision of the agreement and amendment released you from your commitment to issue 30% of your equity to Mr. Londoner.

Response:

In response to the first comment, the Company wishes to clarify that the two amendments cited are the same amendment.  The amendment was a September 2007 amendment to the June 2007 Restricted Stock Purchase Agreement between the Company and Mr. Londoner.  The substance of that amendment was to release a greater proportion of Mr. Londoner’s shares in September 2007 than was otherwise released pursuant to the original release schedule.  The reason for the amendment was to give Mr. Londoner the ability to sell shares to Dr. Vajdic, the President and CEO of the Company, and E4, LLC, then a new consultant to the company.  Dr. Vajdic wished to increase his stock position in the Company and Mr. Londoner was willing to sell him a portion of his own stock in order to gain some liquidity.  E4, LLC was then a new consultant to the Company who required equity in order to engage as a consultant, and Mr. Londoner was willing to sell E4, LLC a portion of his shares (in lieu of the Company issuing him those shares) in order to attract E4, LLC and assist the Company in avoiding dilution to the other stockholders.

Securities and Exchange Commission
July 24, 2008

In response to the second part of the comment, the Company wishes to clarify that there was never any obligation of, or commitment by, the Company to issue Mr. Londoner 30% of its equity, and the original disclosure indicating otherwise was erroneous.  In June 2007, the company issued Mr. Londoner 4.2 million shares of stock. This issuance was pursuant to the June 2007 Restricted Stock Purchase Agreement, as amended in September 2007 for approximately 30% of the Company’s equity at the time of issuance.  The only ongoing obligation of, or commitment by, the Company with respect to Mr. Londoner and such shares was to release the shares from the repurchase option based upon the achievement of certain financing-related milestones.  There was never in the past, nor is there any obligation of, or commitment by, the Company to issue Mr. Londoner additional shares of stock upon the achievement of certain financing-related milestones.  Accordingly, the Company wishes to advise the Staff that it cannot reference any specific provision of any agreement or any amendment, including the June 2007 Restricted Stock Purchase Agreement and the September 2007 amendment, which releases the Company from that commitment.

The Company has disclosed in Certain Relationships and Related Party Transactions and in the Executive Compensation sections of the S-1/A that 192,000 shares were subject to repurchase at December 31, 2007 and also at July 21, 2008. The Company hopes this clarifies the matter.

23.
We reissue prior comment 30. Please tell us where in this section of your prospectus you have disclosed the payment to a related party for managing our clinical trials and the related peer reviewed publication process” as disclosed on page F-12 of your registration statement filed April 15, 2008.

Response:

The Company has revised the third paragraph of Certain Relationships and Related Transactions to provide disclosure relating to the payments made to Dr. George for managing the Company’s clinical trials and the related peer-reviewed publication process.

24.	We reissue comment 31. Please tell us where in this section of your prospectus you have disclosed the terms of the consulting agreement with Mr. Blair that you mention on page 51

Response:

The Company does not disclose the terms of this consulting agreement because it does not exceed one percent of the average of the Company's total assets at year end for the last two completed fiscal years or $120,000 threshold, as required by Item 404(a). The Company has clarified its disclosure in the section ‘Board Committees; Director Independence.’

Securities and Exchange Commission
July 24, 2008

Consolidated Financial Statements

25.	Please include any updated financial statements necessary to comply with Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and will update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X.

Consolidated Balance Sheets. Page F-2

26.
Refer to our prior comment 34. We note from your response that you haven made some significant assumptions in order to classify your liabilities associated with your warrants as noncurrent.  If that is the ease, then please expand your critical accounting estimate disclosures in Managements Discussion and Analysis to include the assumptions you employed to determine the classification of the warrant liabilities. For further guidance, please see Section V of our Release 33-8350.

Response:

The Company acknowledges the Staff’s comment and proposes to include the following disclosure as a critical accounting policy in the MD &A:

Accounting for and Classifying Warrants

In connection with the placement of its Series A Preferred Stock in December 2007, we issued warrants to the investors (“Series J and J-A warrants”). The warrants contain a “fundamental transaction” clause that if while the warrant(s) are outstanding, we effect any merger or consolidation, or other similar transactions as defined in the warrant agreement, the warrant holders can demand net cash settlement.

As the warrants contain a provision that could require cash settlement , pursuant to  EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the warrants were recorded as a derivative liability and valued at fair market value until we meet the criteria under EITF 00-19 for permanent equity. The net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet in the amount of $ 4,802,973 and reduced the preferred shares subject to redemption. Subsequent to the initial issuance date, we are required to adjust the warrant to fair value through current period operations.

In preparing our financial statements, management made a number of   assumptions in connection with the accounting and reporting the issuance of the Series J and J-A warrants as non-current liabilities:

Securities and Exchange Commission
July 24, 2008

•           The Series J-A warrants are only exercisable in the event that Series J warrants are exercised.

•           If Series J warrants are exercised, Series J-A warrant life extends to five years from date of issuance.

•           The holders of the warrants may exercise their options to purchase our common stock at any time during the term of the contract.  Absent specific events (described as a “Fundamental Transaction”), we are obligated to settle the contract with unregistered shares of common stock.

The warrant holders can demand net cash settlement if we enter into a transaction that is either:

•           an all cash sale

•           “going private transaction”, or

•           a transaction involving a person or entity not traded on a national securities exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market.

Absent the occurrence of any of the three events described above, should the holders of the warrants exercise their rights to the underlying shares, we would meet the obligation by issuing shares of our unregistered common stock, not the transfer of current assets.

Based upon the facts and circumstances available to management, management made the following estimates and assumptions in accounting and reporting of the liabilities associates with the Series J and J-A warrant liabilities.

•           During for the foreseeable future, we have no plan to enter into a transaction that would require us to settle the Series J and J-A warrant contracts with cash.

•           The holders of the Series J warrants will exercise their option and we will settle the contract with unregistered common stock. This assumption is based upon the economic value of the warrant.

•           As a result of the Series J warrants being exercised, the Series J-A warrants will be extended to a five year term.

•           Further, if the J warrants are not exercised by December 27, 2007, the warrant liability for both the J and J-A warrants terminate.

As of the date of the financial statements, we believe an event that would create an obligation to settle the stock purchase warrants in cash or other current assets is remote and have classified the obligation as a long term liability.

If an event occurs that would require the net cash settlement of the warrants, we will reclassify the obligation to current liabilities.

Securities and Exchange Commission
July 24, 2008

Note 1 – Significant Accounting Policies, page F-9

Net Loss per Share, page F-11

27.
Refer to prior comment 37. We reissue this comment since we continue to have concerns regarding your presentation and accounting for your Series A —10% Convertible Preferred Stock. Please reconsider your response to this prier comment after responding to our other comments related to the Series A – 10% Convertible Preferred Stock.

Response:

The Company acknowledges the Staff’s position and has agreed to account for the issuance of preferred stock as temporary equity instead of debt. We have revised the presentation of net loss per share.

Fair Value of Financial Instruments, page F-12

28.
Refer to prior comment 39 and Note 7 on page F-19 and we have following additional comment.  We note from your response and disclosure that “The fair value of [your] servicing liabilities represents the present value of the excess of [your] cost of servicing over the servicing fees received. [You] determine the fair value by calculating all costs associated with billing, collecting, maintaining, and providing customer service dining the expected life of the securitized credit card receivable balances. [You] discount the amount of these costs in excess of the servicing fees over the estimated life of the receivables sold. The discount rate and estimated life assumptions used for the present value calculation of the servicing liability are consistent with those used to value the certificates and retained interests”. Please explain to us about the facts am [the circumstances about your securitized credit card receivable balances and you accounted for them in greater detail. Please cite the applicable U.S. GAAP that supports your conclusions.

Response:

The Company does not currently hold or originate securitized credit card receivables and has deleted the reference in Note 7.

29.	Please refer to prior comment 40. We noted your response to our comment and believe the changes made to your filing in response to it are not entirely clear.

For example,

•	tell us what you mean by the disclosures “The Company does measure the fair value of any of its assets.” in the Financial Instruments Measured at Fair Value” section on page 40 and

Securities and Exchange Commission
July 24, 2008

•	clarify disclosures in the ‘Derivative Contracts” section on page 41 about the valuation techniques and factors used as well as the nature of the judgments made by management in the valuation process.

Response:

The Company has revised the MD&A to clarify the disclosures on pages 40 and 41

Note 6 – Redeemable Securities, page F-40

Series A – 10% Convertible Preferred Stock, page F-41

30.	Refer to prior comment 42. We believe you have not yet satisfactorily explained to us how you accounted for and valued the Series A —10% Convertible stock and warrants. For example,

•
You indicate “After discussion with the SEC staff and upon further review we determined SFAS No. 133 and EITF 98-5 and EITF 00-27 were not applicable in accounting for and disclosing the issuance of the Series A Preferred stock.” This statement needs to be supported with a detailed analysis of each appropriate section of the referenced literature in order for us to be able to understand your accounting for and presentation of the referenced securities.

•
You indicate “...you determined the Series A shares are conditionally redeemable preferred shares, not within the scope of SFAS No. 150, and therefore classified outside of equity” but you continue to present the security as a liability. Tell us how this complies with SPAS 150 and EITF D-98 (as discussed March 12, 2008), including paragraphs 38 and 39 thereof.

•
You indicate “(you) elected to classify the Series A shares as debt and have accounted and report the accrued dividends as interest expense.” As previously requested, please tell us the specific U.S. GAAP that supports your accounting and presentation for the security as well as dividend /accretion thereon. Tell us how your response considers the aforementioned paragraphs of EITF D-98.

•
You indicate “After discussion with the SEC staff and thither review, the Company determined the guidance provided in SEAS No. 150 did not apply to the accounting and recording of the fair value of the liabilities arising from the issuance of warrants in connection with the placement of the Series A Shares. We represent and acknowledge the Company has accounted for and disclosed the liabilities arising from the issuance of the warrants in accordance with EITF 00-19.” This statement also needs to be supported with a detailed analysis of each appropriate section of the referenced literature in order for us to be able to understand your accounting for and presentation of the referenced securities.

Revise the disclosures in your filing as necessary based on our comment.

Securities and Exchange Commission
July 24, 2008

Response:

The Company acknowledges the Staff’s position and has agreed to account for the issuance of preferred stock as temporary equity instead of debt. The Company’s financial statements have been restated to reflect the preferred stock as temporary equity, classified on the balance sheet between captions for liabilities and shareholder's equity. Interest and dividend expense, and APIC has been adjusted to follow this accounting treatment, as well as issuance costs as addressed in our response to comment 6.

In conversations with the SEC Staff, the Company has been advised not to file a Form 8-K under item 4.02 disclosing the restatement of the previously issued financial statements until this response and the amended S-1 has been reviewed and considered by the Staff.

The Company  has considered the filing requirements in connection with restatement of its previously issued financial statements and has concluded the Form is not required to be filed based upon the following:

•
Revisions to the previously issued financial statements  are related solely to  non-cash transactions involving the accounting for the issuance of preferred shares of the Company’s stock as  temporary equity instead of debt

•	Total balance sheet totals did not change

•	Cash flow from operations, investing and financing activities did not change.

Accordingly, the Company respectfully requests the SEC Staff waive the requirement by the Company to file a Form 8-K under Item 4.02 in connection with this matter.

Exhibit 3.1

31.	We note exhibit 3.1, filed in response to comment 44; however, please re-file the exhibit to include the certificate of amendment reflecting your name change from E.P. Floors to Marine Park Holdings.

Response:

The Company has revised its exhibit 3.1 to include the certificate of amendment reflecting the name change from E.P. Floors to Marine Park Holdings.

Exhibit 16.1

32.
We reissue prior comment 45. Because you have provided the disclosure in this registration statement, exhibit 16 should refer to the disclosure in this registration statement, not the disclosure in another filing.

Response:

The Company has revised exhibit 16 to reflect disclosure in this registration statement.

Exhibit 10.21

33.	Please re-file this agreement with Exhibit A.

Response:

The Company has re-filed the requisite agreement with Exhibit A.

Form 10-Q for the Quarter Ended March31. 2008. filed May 15. 2008

Item 4T. Controls and Procedures. page 25

34.
Please refer to prior comment 49. We requested that you clarify whether your principal executive officer and principal financial officer have participated in the evaluation of the effectiveness of disclosure controls and procedures. Yet, your disclosure still does not address our concern. Explain to us how your management with participation of principal executive and principal financial officers concluded the effectiveness of your disclosure controls and procedure as of March 31, 2008. Please revise your future filings as appropriate.

Securities and Exchange Commission
July 24, 2008

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure to read as follows:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based on that  evaluation, our CEO and CFO concluded, as of the end of such period,  our disclosure controls and procedures were effective in ensuring that the information required to be filed or submitted under the Exchange Act is recorded, processed, summarized and reported as specified in the Securities and Exchange Commission's rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

* * * * *

Securities and Exchange Commission
July 24, 2008

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 4).  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely, /s/ Thomas Rose Thomas Rose

cc:	Paula W. Barnett, Esq.
Branislav Vajdic
Richard Brounstein